SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, regarding the ADS dividend declaration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 10, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

ADS Dividend Declaration

On 10 November 2004, ScottishPower announced in the Company’s Half Year and Second Quarter results that the dividend for the second quarter ended 30 September 2004 was 4.95 pence per ordinary share. The dividend will be payable on 29 December 2004 to shareholders on the register on 19 November 2004.

This is to confirm that the dividend rate per American Depositary Share (ADS) is $0.3656. The ADS dividend will be paid on 29 December 2004 to ADS holders of record on 19 November 2004.

For further information:

Alan McCulloch, Assistant Secretary	Telephone: + 44 (0) 1698 396414